UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

MAX CAPITAL GROUP LTD.

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G6052F103

(CUSIP Number)

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

  (212) 872-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 9 Pages

Exhibit Index: Page 7

CUSIP No. G6052F103	Page 2 of 8 Pages

1	Names of Reporting Persons

MOORE HOLDINGS, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                [  ]

6	Citizenship or Place of Organization

NEW YORK

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 9,418,873
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		9,418,873

11	Aggregate Amount Beneficially Owned by Each Reporting Person

9,418,873

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                [X]

13	Percent of Class Represented By Amount in Row (11)

15.87%

14	Type of Reporting Person (See Instructions)

OO

CUSIP No. G6052F103	Page 3 of 8 Pages

1	Names of Reporting Persons

LOUIS M. BACON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                [  ]

6	Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 11,752,207
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		11,752,207

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,752,207

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                [  ]

13	Percent of Class Represented By Amount in Row (11)

19.80%

14	Type of Reporting Person (See Instructions)

IN; IA

CUSIP No. G6052F103	Page 4 of 8 Pages

This Amendment No.3 to Schedule 13D relates to shares of common shares, par value $1.00 per share (the “Shares”), of Max Capital Group Ltd. (the “Issuer”). This Amendment No. 3 supplements the initial statement on Schedule 13D, dated August 19, 2003, Amendment No. 1 thereto, dated January 28, 2004, and Amendment No. 2 thereto, dated October 25, 2004 (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.

This Statement is being filed on behalf of (1) Moore Holdings, LLC, a Delaware limited liability company (“Moore Holdings”), and (2) Louis M. Bacon (“Mr. Bacon”), a United States citizen. Mr. Bacon: (a) is the chief executive officer and director and indirectly controls the limited partnership which serves as discretionary investment manager to an international business company organized under the laws of the Bahamas (the “Fund”); (b) indirectly controls the limited liability company that serves as general partner of a Delaware limited partnership (the “U.S. Partnership”); and (c) is the majority equity holder of a Delaware limited liability company that is the managing member of Moore Holdings. Hereinafter, Moore Holdings and Mr. Bacon, collectively, are referred to as the “Reporting Persons.”

This Statement relates to Shares held for the accounts of each of the Fund, the U.S. Partnership and Moore Holdings. The principal business office of each of the Reporting Persons is located at 1251 Avenue of the Americas, New York, New York 10020.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

 The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

As of July 30, 2009, the number of Shares outstanding was 56,583,064 based on the information contained in the Issuer's Form 10-Q filed on August 6, 2009.

(a)        (i) Moore Holdings may be deemed to be the beneficial owner of 9,418,873 Shares (approximately 15.87% of the total number of Shares outstanding taking into consideration the net issuance of Shares described in Item 6 below and assuming the exercise of certain warrants held for its account) held for its account. This number consists of (A) 7,213,555 Shares held for its account and (B) 2,205,318 Shares issuable upon the exercise of warrants held for its account.

(ii) Mr. Bacon may be deemed the beneficial owner of 11,752,207 Shares (approximately 19.80% outstanding taking into consideration the net issuance of Shares described in Item 6 below and assuming the exercise of certain warrants held for the account of Moore Holdings). This number consists of (A) 1,666,667 Shares held for the benefit of the Fund, (B) 666,667 Shares held for the account of the U.S. Partnership, (C) 7,213,555 Shares held for the account of Moore Holdings, and (D) 2,205,318 Shares issuable upon the exercise of warrants held for the account of Moore Holdings.

CUSIP No. G6052F103	Page 5 of 8 Pages

(b)      (i) Moore Holdings may be deemed to have shared power to direct the voting and disposition of the 9,418,873 Shares held for its account above.

(ii) Mr. Bacon may be deemed to have shared power to direct the voting and disposition of the 11,752,207 Shares held for the accounts of the Fund, the U.S. Partnership and Moore Holdings as described above.

  (c)        Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares by any of the Reporting Persons in the past 60 days.

   (d)       (i) The shareholders of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their ownership interests in the Fund.

                (ii) The partners of the U.S. Partnership have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the U.S. Partnership in accordance with their partnership interests in the U.S. Partnership.

(iii) The members of Moore Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Moore Holdings.

                                 (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  On August 7, 2009, Moore Holdings executed a cashless exercise of 2,206,134 warrants held for its account, resulting in a net issuance of 546,888 Shares. The warrants were exercised at the exercise price of $15 per share. For the purposes of the cashless exercise feature, the shares issuable upon exercise of the warrants were valued at $19.94 per share which was calculated in accordance with the terms of the warrants.

Item 7.	Material to be Filed as Exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. G6052F103	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 17, 2009	MOORE HOLDINGS, LLC

By:	/s/James E. Kaye
Name:	James E. Kaye
Title:	Vice President

Date: August 17, 2009	LOUIS M. BACON

By:	/s/James E. Kaye
Name:	James E. Kaye
Title:	Attorney-in-Fact

CUSIP No. G6052F103	Page 7 of 8 Pages

EXHIBIT INDEX

Page No.

A.	Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor of James E. Kaye and Anthony J. DeLuca.	8

CUSIP No. G6052F103	Page 8 of 8 Pages

EXHIBITA

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of James E. Kaye and Anthony J. DeLuca, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, LLC and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the July 5, 2007.

/s/ Louis M. Bacon

Louis M. Bacon